October 8, 2015

VIA EDGAR SUBMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 16, 2015 File No. 000-51371

Dear Mr. Spirgel:

On behalf of Lincoln Educational Services Corporation (the “Company”), set forth below is our response to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated September 1, 2015 regarding the Company’s Annual report on Form 10-K for the fiscal year ended December 31, 2014.  For the Commission’s convenience, the Company has also included the text of the comments below.  In response to the commission’s letter, for each of the comments, we address the comment and, when applicable, we propose draft disclosure for future filings.

Item 1.    Business

1.	Comment: We note your disclosure on page 13 indicating that based upon a preliminary analysis you believe that you “should be able to alter the affected programs” to comply with the gainful employment regulations adopted and published in October 2014. Please tell us how you determined these programs were affected by the regulations and what actions if any have been taken to alter these programs for compliance with the regulations general effective date of July 1, 2015. In addition, please explain why you believe these new regulations will have a small impact on your business.

Response:  The gainful employment regulations were adopted in October 2014 and subsequently went into effect on July 1, 2015 and require institutions to (1) report information about students who enrolled in each of the institutions gainful employment programs; (2) disclose specified information about the institution’s gainful employment programs through a disclosure template; and (3) establish the eligibility of the gainful employment programs by certifying that the programs are included in the institution’s accreditation and that the programs satisfy any applicable state licensing and certification requirements for the occupations for which the programs prepare students.  The Company has complied with each of these requirements.  We expect to receive our draft gainful employment debt-to-earnings (“D/E”) rates in the Spring 2016 with final rates to be published in Fall 2016.  After the 2nd year of official gainful employment D/E rates are released in the Fall 2017, any gainful employment program that fails to meet the minimum D/E rates for 2 consecutive years, will be deemed non-compliant and as such subject to loss of eligibility for Title IV funds.  We have determined that several programs may be affected through an assessment of our gainful employment programs based on the preliminary data released by the US Department of Education (“DOE”) in 2014 or, where earnings data was not provided by the DOE, based on data points from the Bureau of Labor Statistics.

In order to mitigate the likelihood of future non-compliance we have taken action in one or more of the following ways: (1) by modifying curriculum content and program length; (2) by freezing or reducing tuition; and/or (3) by increasing institutional scholarship offerings, however, not all of these alterations will be necessary for each individual gainful employment program.

Based on our current assessment, we believe that our immediate exposure for noncompliance, is limited to a select number of affected programs representing less than 4% of our total student population as of June 30, 2015 and, as such, we believe that the new regulations will have a small impact on our business.  While this cannot be considered a definitive evaluation, we believe it to be a reasonable assessment of our compliance based on currently available information.

If at any time, we determine that the risk of noncompliance with respect to any of the gainful employment programs would be material to our business, we will appropriately disclose the noncompliance to our investors and advise them of the consequences to our business.

Note 1.   Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-11

2.	Comment: Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company’s participation in programs administrated by the Department of Education. Please consider your presentation in subsequent periodic filings as well.

Response:  Pursuant to the Department of Education’s cash management requirements, the Company retains funds from financial aid programs under Title IV of the Higher Education Act in segregated cash management accounts that have no formal restrictions on the use of cash.  The Department of Education allows companies the option of either crediting the funds to student accounts before the funds are received from the DOE using the Cash Monitoring Method or after the funds are received from the DOE using the Advance Payment Method.

According to 34 CFR 668.162, under the Advanced Payment Method, “A school may not request more funds than it needs to make disbursements to eligible students and parents.  Therefore, a school must make the disbursements as soon as administratively feasible but no later than three business days following the date the school receives those funds.” In addition, under the Cash Monitoring Method which is employed by the Company, “After a school makes disbursements to eligible students from institutional funds and submits disbursement records to the Common Origination and Disbursement Web Site (“COD”), it draws down flexible spending account funds to cover those disbursements in the same way as a school on the Advanced Payment Method.”  The Company credits the student accounts prior to receiving such funds from the DOE using the Cash Monitoring Method and, as such, there is no restriction on the Company’s cash which would be required under the Advanced Payment Method.

For clarity, we will provide the following disclosure to this effect in future filings:

Pursuant to the Department of Education’s cash management requirements, the Company retains funds from financial aid programs under Title IV of the Higher Education Act in segregated cash management accounts.  The segregated accounts do not require a restriction on use of the cash and, as such, these amounts are classified as cash and cash equivalents on the balance sheet.

Revenue Recognition, page F-11

3.	Comment: We note that the majority of your students fund their education through loans and/or grants received from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”). We understand that when a student, who has received Federal Student Aid, withdrawals from the institution prior to completing a course or payment period, the institution may have a return to Title IV requirement. You state that if a student withdraws from a program prior to a specified date, any paid but unearned tuition is refunded. To help us better understand your accounting policy, please provide us with the following information:

•	tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility; and
•	tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawals or loss of financial aid eligibility.

Response:  In accordance with Accounting Standards Codification 605-10-S9901, we evaluate whether collectability of revenue is reasonably assured prior to the student attending class.  Our evaluation mainly considers the following:
•	When a student enrolls in one of the Company’s programs, their financial needs are assessed and available funding is determined for the entire program.
•	The student signs an enrollment agreement stating, among other things, that they are responsible for all tuition and fees regardless of the funding source.
•	Many students qualify for Title IV funds and elect such funding as a part of the funding for the payment of their tuition. The Company reviews the appropriate financial aid application materials as part of the enrollment process to ensure that the student meets basic eligibility requirements for Title IV funds.

•	The student’s Title IV funding is applied to the student’s account in equal installments throughout the length of the applicable program as agreed to by the student.
•	For students who do not elect or qualify for Title IV funding as their primary funding option, the Company reviews relevant funding materials for other funding as part of the enrollment process.

Revenue from each student is earned pro-rata over the duration of the program as the student proceeds through the program and the Company completes the performance of teaching the students which entitles the Company to the benefits represented by such revenue.  We reassess collectability of tuition and fees when a student withdraws from a course.  In performing this assessment, we calculate the amount to be returned under Title IV and the Company’s stated refund policy to determine eligible charges.  If there is a balance due from the student after this calculation, we expect payment from the student and have a process to pursue uncollected accounts.  Based on the student’s financial means and ability to pay, a payment plan is setup with the student to ensure that collectability is reasonable.

We continuously monitor our historical collections in order to identify potential trends that may impact our determination that collectability of receivables for withdrawn students is realizable.  When a student withdraws with a balance due to the Company, we take a reserve of a percentage of the student’s balance based on our current collection history.  Based on this history, we reserve a higher percentage for students who withdraw from their program than students who are currently attending or who have graduated from our programs.

4.	Comment: Please disclose your refund policy in future filings.

Response:  In future filings we will include the following disclosure:

In the event that a student withdraws from a program prior to the completion of the term, federal and state regulations permit the Company to retain a fixed percentage of total tuition received from the student, which varies with, but generally equals or exceeds, the percentage of the term completed by such student.  Tuition amounts received by the Company in excess of such fixed percentage of tuition are refunded to the student or the appropriate funding source, as applicable.  All refunds are netted against revenue during the applicable academic term.

*            *            *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours,

/s/ Brian Meyers
Brian Meyers
Chief Financial Officer

cc:	Claire DeLabar, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant
Justin Kisner, Staff Attorney
Paul Fischer, Staff Attorney